FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding resolutions adopted at 2008 General Shareholders Meeting.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, May 14th 2008

The Ordinary General Shareholders’ Meeting of Repsol YPF, S.A., held today on second call, approved all the proposals of resolutions submitted by the Board of Directors concerning the points of the Agenda. The Company reported on the notice of call to the U.S. Securities and Exchange Commission on March 26th, 2008.

In particular, the Ordinary General Shareholders’ Meeting, on the first item of the Agenda, approved the payment of a final gross dividend against year 2007 of 0.50 Euros per share. The final gross dividend will be transferred to the Depositary, Bank of New York, on July 9th 2008. Owners of record of ADS’s at the closing of business of July 8th 2008 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 21st 2008.

Likewise, the Ordinary General Shareholders’ Meeting, on the second item of the Agenda, approved the amendment of Article 49 of the By-Laws in order to adapt its current text to article 43 of the Commercial Code and to article 172 of the Corporations Act. Both articles were amended by Law 16/2007, which reforms and adapts the current Spanish commercial legislation in accounting for its international harmonization in accordance with European Union regulations.

Also, the Ordinary General Shareholders’ Meeting, on the third item of the Agenda, approved the ratification and appointment as Directors of Mr. Isidre Fainé Casas and Mr. Juan María Nin Génova.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 14th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer